SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                TELOS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    8796B200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew R. Siegel
                       c/o Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC, AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                              436,811
BENEFICIALLY--------------------------------------------------------------------
OWNED BY              8      SHARED VOTING POWER
EACH
REPORTING                                 0
PERSON
--------------------------------------------------------------------------------
WITH                  9      SOLE DISPOSITIVE POWER
                                    436,811
               -----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        436,811
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC, AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                                    0
BENEFICIALLY--------------------------------------------------------------------
OWNED BY              8      SHARED VOTING POWER
EACH
REPORTING                           436,811
PERSON
--------------------------------------------------------------------------------
WITH                  9      SOLE DISPOSITIVE POWER
                                          0
               -----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                    436,811
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        436,811
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Seth W. Hamot
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC, AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                                    0
BENEFICIALLY--------------------------------------------------------------------
OWNED BY              8      SHARED VOTING POWER
EACH
REPORTING                           436,811
PERSON
--------------------------------------------------------------------------------
WITH                  9      SOLE DISPOSITIVE POWER
                                          0
               -----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                    436,811
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        436,811
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                                    0
BENEFICIALLY--------------------------------------------------------------------
OWNED BY              8      SHARED VOTING POWER
EACH
REPORTING                           436,811
PERSON
--------------------------------------------------------------------------------
WITH                  9      SOLE DISPOSITIVE POWER
                                          0
               -----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                    436,811
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        436,811
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew R. Siegel
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        00
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                                 14,476
BENEFICIALLY--------------------------------------------------------------------
OWNED BY              8      SHARED VOTING POWER
EACH
REPORTING                             436,811
PERSON
--------------------------------------------------------------------------------
WITH                  9      SOLE DISPOSITIVE POWER
                                       14,476
               -----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                      436,811
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        451,287
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.          SECURITY AND ISSUER

                 This statement relates to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at 19886 Ashburn Road, Ashburn, Virginia, 20147. Although the Redeemable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors to the Board of Directors of the Issuer if at any time or times dividends payable on the Redeemable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The two directors that may be elected by the holders of the Redeemable Preferred Stock constitute a minority of the total Board of Directors of the Issuer, which results in the holders of the Exchangeable Preferred Stock being unable to exercise control over the Issuer.

ITEM 2.          IDENTITY AND BACKGROUND

                 (a) This statement is being filed jointly by (i) Costa Brava Partnership III, LP ("Costa Brava") with respect to shares beneficially owned by it; (ii) Roark, Rearden & Hamot, LLC, a Delaware limited liability company ("Roark"), with respect to shares beneficially owned by Costa Brava; (iii) Seth W. Hamot with respect to shares beneficially owned by Roark and Costa Brava; (iv) White Bay Capital Management, LLC, a Delaware limited liability company ("White Bay") with respect to shares beneficially owned by Costa Brava, Roark and Mr. Hamot; and (v) Andrew R. Siegel (Mr. Siegel, together with Costa Brava, Roark, Mr. Hamot and White Bay shall hereinafter be referred to as the "Reporting Persons") with respect to shares beneficially owned by him and with respect to shares beneficially owned by Costa Brava, Roark, Mr. Hamot and White Bay. Mr. Hamot is the sole member and manager of Roark, which is the general partner of Costa Brava. Mr. Siegel is the sole member and manager of White Bay. Roark and White Bay are parties to a certain Memorandum of Understanding which provides White Bay with, among other things, the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Redeemable Preferred Stock beneficially owned by Roark, Rearden & Hamot, LLC.

                 (b) The address of the principal business of each of Costa Brava, Roark and Mr. Hamot is 68 Harvard Street, Brookline, Massachusetts 02445. The address of the principal business of White Bay and Mr. Siegel is c/o Costa Brava Partnership III, LP, 237 Park Avenue, Suite 800, New York, New York 10017.

                 (c) The principal business of each of the Reporting Persons is investment management, with a focus on acquisitions of, and investments in, distressed debt. The present principal occupation or employment of Mr. Hamot is as the manager of Roark. The present principal occupation or employment of Mr. Siegel is as a Senior Vice President of Roark and the manager of White Bay.

                 (d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Hamot and Mr. Siegel are citizens of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 On March 17, 2005, Costa Brava acquired 302,896 shares of the Redeemable Preferred Stock at $5.85 per share and 1,100 shares of the Redeemable Preferred Stock at $5.80 per share in open market transactions and paid a total of $1,778,321 for the shares. The source of funds was from Costa Brava's working capital. On March 23, 2005, Costa Brava acquired an additional 92,700 shares of the Redeemable Preferred Stock in an open market transaction and paid a total of $542,295 for the shares. The source of funds for that purchase was also from Costa Brava's working capital. Prior to March 17, 2005, Costa Brava was the holder of 40,115 shares which it had acquired in open market transactions.

ITEM 4.          PURPOSE OF TRANSACTION

                 The Reporting Persons have acquired the shares of Redeemable Preferred Stock reported in Item 5 in open market transactions. The Reporting Persons currently hold their shares of Redeemable Preferred Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company's performance and may modify their plans in the future. In their capacities as holders of the Redeemable Preferred Stock, the Reporting Persons may contact members of the Company's board of directors or management from time to time to discuss shareholder concerns. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

                 Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as holders of the Redeemable Preferred Stock and beneficiaries of the accrued and unpaid dividends of the Redeemable Preferred Stock in a manner consistent with their interests. More specifically, depending on their evaluation of various factors, including the investment potential of the Redeemable Preferred Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Redeemable Preferred Stock, available opportunities to acquire or dispose of the Redeemable Preferred Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in the Company, including the redemption amount of the Redeemable Preferred Stock and the accrued and unpaid dividends of the Redeemable Preferred Stock, as they deem appropriate in light of circumstances existing from time to time, including the first mandatory redemption date of the Redeemable Preferred Stock and associated unpaid and accrued dividends on November 21, 2005. Such actions may include the purchase of additional shares of Redeemable Preferred Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired.

                 As of the date of this statement, except as set forth above, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5           INTEREST IN SECURITIES OF THE ISSUER

                 (a) Costa Brava is the direct beneficial owner of the 436,811 shares of the Redeemable Preferred Stock currently owned beneficially by Costa Brava, Roark and Mr. Hamot. Such shares represent approximately 13.7% of the outstanding Redeemable Preferred Stock, based upon the 3,185,586 shares of the Redeemable Preferred Stock outstanding as of September 30, 2004, as reported in the Issuer's Form 10-Q filed on November 22, 2004. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of the Redeemable Preferred Stock directly beneficially owned by Costa Brava. Each of the other Reporting Persons, however, disclaims such beneficial ownership of such shares.

                 Mr. Siegel is the direct beneficial owner of the 14,476 shares of the Redeemable Preferred Stock currently owned by him. Such shares represent approximately 0.45% of the outstanding Redeemable Preferred Stock, based upon the 3,185,586 shares of the Redeemable Preferred Stock outstanding as of September 30, 2004, as reported in the Issuer's Form 10-Q filed on November 22, 2004. Each of the Reporting Persons other than Mr. Siegel disclaims beneficial ownership of such shares.

                 (b) Costa Brava, acting through its general partner, Roark, which in turn acts through Mr. Hamot, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Redeemable Preferred Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by Costa Brava.

                 Mr. Siegel has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Redeemable Preferred Stock beneficially owned by him.

                 (c) The table below sets forth purchases of the shares of the Redeemable Preferred Stock by the Reporting Persons during the last 60 days. All of such purchases were effected in open market transactions by Costa Brava.

                                         Shares
                         Date           Purchased     Price
                 -------------------- -------------- ---------
                  January 25, 2005       9,900         $5.25
                  February 14, 2005      8,000         $5.32
                  February 15, 2005      4,500         $5.30
                  February 16, 2005      1,515         $5.30
                  February 28, 2005      1,200         $5.30
                  March 8, 2005          9,500         $5.30
                  March 16, 2005           500         $5.40
                  March 17, 2005       302,896         $5.85
                  March 17, 2005         1,100         $5.80
                  March 23, 2005        92,700         $5.85

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                 Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7           MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 1   Joint Filing Agreement

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 2005                      COSTA BRAVA PARTNERSHIP III, LP


                                            By:    Roark, Rearden & Hamot, LLC
                                                   Its General Partner

                                            By:    /s/ Seth Hamot
                                                   -----------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                            ROARK, REARDEN & HAMOT, LLC

                                            By:    /s/ Seth Hamot
                                                   -----------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                            /s/ Seth Hamot
                                            ------------------------------------
                                            Seth W. Hamot


                                            WHITE BAY CAPITAL MANAGEMENT, LLC


                                            By:    /s/ Andrew Siegel
                                                   -----------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                            /s/ Andrew Siegel
                                            ------------------------------------
                                            Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1       Joint Filing Agreement, dated as of March 25, 2005.

                       EXHIBIT 1 - JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  March 25, 2005                      COSTA BRAVA PARTNERSHIP III, LP


                                            By:    Roark, Rearden & Hamot, LLC
                                                   Its General Partner

                                            By:    /s/ Seth Hamot
                                                   -----------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                            ROARK, REARDEN & HAMOT, LLC


                                            By:    /s/ Seth Hamot
                                                   -----------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                            /s/ Seth Hamot
                                            ------------------------------------
                                            Seth W. Hamot


                                            WHITE BAY CAPITAL MANAGEMENT, LLC


                                            By:    /s/ Andrew Siegel
                                                   -----------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                            /s/ Andrew Siegel
                                            ------------------------------------
                                            Andrew R. Siegel